PRESS RELEASE

TSX: KGN

NYSE AMEX: KGN

KEEGAN APPOINTS MAURICE TAGAMI PRESIDENT AND CEO

Vancouver, April 16, 2010: Keegan Resources Inc. ("Keegan") is pleased to announce that Maurice Tagami, P. Eng has been appointed President and CEO of the company. Mr. Tagami replaces Dr. Dan McCoy who has resigned as President and CEO. Dr. McCoy will remain a director and the Chief Geologist for the company.  Dan will continue to oversee all aspects of exploration at both Asumura and Esaase, Keegan’s two properties in Ghana, West Africa. The shift in positions within the company is consistent with Keegan’s current evolution from an exploration to a development focus. Mr. Tagami has over 28 years experience in mine development and operations and has played a significant metallurgical and project management role in numerous open pit, underground and heap leach projects in North and South America, Australia, Papua New Guinea, Africa, Europe and Asia.  He has also been responsible for the advancement of projects from scoping through feasibility studies and detailed engineering.

Executive Chairman of Keegan, Shawn Wallace, states “Having Maurice as President and CEO of the company completes another step in our plan towards developing the Esaase Gold Project. With the recent announcement of our PEA demonstrating a robust project and the favorable environment for gold companies, Keegan’s entire management is focused on moving Esaase rapidly toward the path of development. Keegan would like to thank and commend Dan McCoy for the outstanding job he has done as our President during his tenure, which included the discovery of the Esaase Gold Project.  We as a company are excited for what may lie ahead as he focuses along with the rest of Keegan’s successful geologic team, on exploring our many exciting untested targets both at Esaase and at the Asumura project where our drilling contractor has recently commenced mobilization.”

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.28 Moz indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.65 million ounces in an inferred category at an average grade of 1.2 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 3.93 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Shawn Wallace,

Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized.  Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.